SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Activision Blizzard, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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May 27, 2022

At Activision Blizzard Inc.’s (NASDAQ: ATVI) Annual Meeting on June 21, 2022, please vote AGAINST Re-election of Directors Robert Kotick, Brian Kelly, Robert Morgado, Robert Corti, Barry Meyer, and Peter Nolan (Proposal 1).

Dear Activision Blizzard Inc. Shareholders,

We urge you to vote AGAINST the re-election of Directors Robert Kotick, Brian Kelly, Robert Morgado,

Robert Corti, Barry Meyer, and Peter Nolan at Activision Blizzard Inc.’s (“Activision” or “Company”) annual meeting on June 21, 2022. Each of these directors failed either to recognize that Activision Blizzard for years maintained unsafe workplaces exhibiting frequent and repeated sexual harassment, sexual assault, and gender discrimination, or to appropriately address the Company’s “frat house” culture once it was publicly revealed by the California Department of Fair Employment and Housing (“DFEH”) in its pending lawsuit, which was filed in July 2021. While shareholders await the assessment of the merger with Microsoft by anti-trust regulators, it is incumbent upon them to hold these current directors accountable for their multiple failures to act and the resulting reputational harm and declining share price.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial Activision shareholders.

Inadequate Response to the Sexual Harassment Crisis

After July 20, 2021 -- the date on which the DFEH filed a lawsuit alleging widespread sexual harassment and discriminatory practices at the company -- Activision Blizzard shareholders looked to the Board of Directors to take ownership of the situation at the company, demonstrate a command of the facts and a determination to improve, evaluate how the Board had allowed working conditions at the company to deteriorate so thoroughly, and establish a process to ensure that in the future, the Board has the information needed to recognize and promptly address workplace harassment, predation, and discrimination. Instead, for many months, shareholders were met with silence. It was not until mid-November 2021 that any statement from the Board was made available, and this statement was at best superficial, failed to clarify open issues such as when prior to July 20 the Board became aware of the issues at the company, and introduced a new Board committee focused on workplace culture that has yet to take any publicly visible actions.

This degree of passivity would be disappointing for any board of directors, but given the gravity of the situation at Activision, it has been inexcusable. While we are confident that most shareholders have by this time become familiar with the numerous allegations of abusive treatment, retaliation, and discrimination detailed by the DFEH’s complaint, we feel compelled to offer at least a brief summary: for more than three years prior to filing its complaint, the DFEH had been receiving reports of sexual harassment, assault, and gender discrimination at Activision Blizzard. These included credible allegations that women faced routine harassment at their workplace and at work-related events, that at least one executive maintained a “Cosby suite” at a conference in which women could be assaulted, that women who reported harassment to human resources had their identities divulged to their harassers, and that at least one woman subject to such treatment committed suicide. Worse still, in a November 16, 2021 article, The Wall Street Journal reported that Kotick had intervened repeatedly to prevent or limit discipline of executives found to have engaged in sexual harassment, that Kotick himself had made threatening statements to subordinates, and that Kotick kept such information from the Board.

Remarkably, these further revelations excited only the most milquetoast response from the Board: in a press release issued the same day as the Journal article, the Board (without providing any statement attributed to an individual director) asserted that it was “confident that Bobby Kotick appropriately addressed workplace issues brought to his attention.” This statement leaves shareholders in a quandary: did the Board know that Kotick and other executives had for years overseen workplaces where systemic sexual harassment was taking place, and that Kotick had repeatedly acted to protect offenders, or did the Board only learn of the true situation in July 2021, along with shareholders? If the former is true, then the Activision Board is guilty of staggering incompetence. The huge loss of value shareholders have suffered over the past year, to say nothing of the suffering of Activision employees experiencing harassment and discrimination, could have been prevented or at least limited if the Board had acted on what it knew, as was surely its duty. Alternatively, if Kotick did not inform the Board of the number, range, and scope of harassment allegations against Activision executives and managers, then keeping such information from the Board is without question a fireable offense. While we cannot at this time discern which of these clear failures the Board is culpable for, there can be no doubt that they are culpable for one of them.

To the extent the Board has taken any action in response to these numerous allegations, it has been to assert in vague terms that the company is taking appropriate steps to address its issues, create a new Board committee comprised of the two women directors on the Board as of November 2021, and to add two new woman directors prior to and at the 2022 general meeting. While these small changes are not unwelcomed, they are clearly far from the thorough housecleaning and serious self-examination that the situation at Activision incontestably demands. It is noteworthy that even women executives at

Activision who were promoted in the course of the company’s post-July scramble to address its cratering reputation and share price are sufficiently unimpressed with the company’s and the board’s responses that they have been leaving the company. For instance, in August 2021 Activision promoted long-time employee Jennifer O’Neal to co-leader of the Blizzard division. But The Wall Street Journal reported that within a month she had emailed a member of the company’s legal team saying that she lacked faith in the leadership team, that she had been sexually harassed, that “it was clear that the company would never prioritize our people the right way,” and that “I have been tokenized, marginalized, and discriminated against.” Ms. O’Neal left the company at the end of 2021. Frances Townsend, a senior executive who joined Activision earlier in 2021, was falsely identified as the author of the company’s first response to the DFEH complaint (Activision later acknowledged that Mr. Kotick wrote that response). She subsequently shared her own experiences of being harassed with a group of Activision women employees she led, wondered why Activision “didn’t care about” these experiences, and resigned as leader of the employee group at the request of its members. These examples strongly suggest that Activision employees have no more confidence in this Board’s commitment to making the right changes than we do.

Deeply Flawed Governance

As distressing as the Board’s passivity has been, considering its composition, structure, and practices, shareholders should not be surprised that this Board has been incapable of taking any forceful steps to hold senior management accountable. It has been clear for years that Activision’s Board takes a deferential attitude toward executives, lacks effective leadership, and has fallen far behind current standards for best-practices in corporate governance. While the recent appointment of an additional two women directors begins the process of addressing the Board’s poor composition, this Board’s failures are so profound and longstanding that shareholders should oppose re-election of the majority of incumbent directors.

Activision’s Board is comprised of an unusually high number of extremely long-tenured executives. In addition to non-independent directors Kotick and Chairman Brian Kelly (who have served on the Board since 1991 and 1995, respectively), Robert Morgado has been a director since 1997, and Robert Corti since 2003. The other two male directors – Barry Meyer and Peter Nolan – are nearing the 10-year tenure that corporate governance standard setters identify as the limit at which a director position should be refreshed. Beyond these extraordinary tenures, the structure of Activision’s Board concentrates authority in a highly unusual way: in addition to serving as Lead Independent Director, Mr. Morgado also serves as Chairman of the Compensation Committee and of the Nominating and Corporate Governance Committee. In other words, a single extremely long-tenured director occupies the Board’s primary independent leadership position, oversees executive pay, and heads the committee responsible for determining if the Board requires refreshment and identifying suitable director candidates.

Given this background, the deferential attitude of the Board toward executives is unsurprising if still dispiriting. Two years ago, a majority of Activision shares were voted against the Management Say on Pay proposal (MSOP). But instead of committing to significant changes to the equity award process at the center of shareholder frustration, the Board made only superficial changes to its planned awards and appears to have faced a majority of shares intending to oppose to its MSOP in 2021 as well. But instead of accepting shareholders’ negative judgement and beginning (if belatedly) the hard work of reforming its practices and winning back shareholder confidence, the Board arbitrarily extended the voting deadline for this one item on its proxy, and after a week was able to announce a bare majority in support. Needless to say, this is not the approach most shareholders expect their portfolio companies to take in response to majority votes opposing management.

The background to the Microsoft merger shows a similarly deferential approach. Despite Mr. Kotick being credibly alleged to have both threatened subordinates and to have repeatedly intervened to minimize consequences for executives found to have engaged in sexual harassment, and despite these developments clearly creating a divergence between his interests and those of shareholders at large, the Board permitted Mr. Kotick to first explore the possibility of a transaction with Microsoft and then to conduct negotiations with other interested parties. The Board permitted Mr. Kotick to identify price ranges at which the Board would approve a transaction with Microsoft apparently without any prior Board discussion. The Board further agreed to an exclusive 30-day negotiating period with Microsoft, even though there were outstanding expressions of interest from other parties that would be effectively blocked by such an exclusivity arrangement. At no point did the independent directors meet separately to discuss or approve the proposed merger, nor did the Board form a special committee of independent directors to vet the Microsoft or other proposals, both of which are increasingly standard steps for companies considering a major transaction.

Replacing Incumbent Directors is the First Step

The replacement of directors Kotick, Kelly, Morgado, Corti, Meyer, and Nolan is necessary but far from sufficient to restore shareholder confidence in Activision’s Board. Under new and more diverse leadership, the Activision Blizzard Board needs to reform its oversight practices and procedures to ensure that a crisis like the one the company is currently enduring does not occur in the future. While the Board’s silence deprives shareholders of any clear understanding of what oversight practices have been, we believe that a thorough review by an established governance expert with a strong background in addressing sexist and discriminatory workplace cultures can provide the Board and shareholders with much needed guidance as to the changes required to ensure effective oversight. Moreover, we believe that designating a Board position to be filled by a non-executive employee, selected by the workforce through an open and fair process, as a nominee for election at next year’s annual meeting is a critical step in making credible the Board’s commitment to ensuring a fair workplace. We cannot be certain how long-lasting any changes to Activision’s Board may be, given the uncertainty surrounding the antitrust review of the Microsoft merger. But for the moment, shareholders are being asked to vote in director elections, and their votes should reflect the dismal performance of the Activision Board over the past several years, and especially its passive and deferential response to the sexual harassment crisis.

If you would like more information or an opportunity to discuss these issues, please contact our Research Director Richard Clayton at rclayton@socinvestmentgroup.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.